Exhibit 99.1

Betterware
NAVIGO
OCEAN
HOMME
JAFRA
NAVIGO
OCEAN
FEMME
JAFRA
JAFRA

# BeFra

Great brands. One essence.

# Q1 2025
## Earnings Release

Message from the President and CEO

Reflecting on the first quarter of 2025, I want to provide a comprehensive overview of our performance amid an increasingly complex macroeconomic environment, the short-term challenges that we are currently navigating, and the progress that we continued making toward our long-term goals.

During the first quarter, we faced revenue pressure across our business, particularly in Mexico. The broader economic environment—characterized by deteriorating consumption trends, lower consumer confidence, and reduced household discretionary spending—resulted in a decline in volumes sold and ultimately weighed on our revenues, which ended the quarter with a 2.9% decrease versus last year. These economic factors impacted Betterware Mexico’s revenue, which decreases 9.8%, while Jafra Mexico posted a 1.1% increase. The macroeconomic landscape in Mexico not only reduced demand for our products but also led to a reduction in our Associate and Distributor base, alongside lower activity levels across both brands.

Profitability was also impacted by a prevailing environment of uncertainty, particularly because the depreciation of the Mexican peso led to higher costs of imported products and some raw materials. This cost pressure affected our profitability in two ways primarily - an immediate impact on gross margin and, to protect profitability, the implementation of price increases for certain SKUs. The price adjustments, while necessary, created additional pressure on customer demand.

Despite the current macroeconomic challenges, our agile business model and financial strength provide resiliency, as BeFra has consistently demonstrated during adverse economic cycles in the past. We believe that BeFra’s flexible and low fixed-cost structure, financial discipline, a now diversified business portfolio, as well as steps we have taken to more actively engage our salesforce, will continue giving us the agility needed to respond to the rapidly changing conditions in our markets today.

While we are acting with caution in the short term, we remain fully committed to our long-term vision and growth strategy, continuing to advance on key strategic initiatives that position us for stronger performance when the macroeconomic landscape stabilizes and improves. Our international expansion remains a priority, and we are confident in the potential of our core business in Mexico as well as our entry into new markets in Latin America and the United States.

Jafra US had a slow start to the year, especially in January and February, amid cautious consumer sentiment—particularly within the Hispanic community. However, we saw a meaningful recovery in March. With the Shopify+ platform now fully implemented and other operational improvements in place, we are seeing the first signs of this business’s recovery. Although we remain cautiously optimistic, due to current macro uncertainty, we believe it has strong mid to long-term potential, given the size and growth of the US beauty market.

The expansion of Betterware in Latin America is progressing well, with Guatemala showing encouraging signs of growth, and Ecuador on track to launch in May of this year. Betterware US is currently facing uncertainty due to recent policies introduced by the country’s new administration. Accordingly, we have decided to pause operations for the time being.

Across our businesses, we are executing with operational discipline, preserving financial flexibility, and focusing our resources on areas with the highest strategic potential. BeFra’s brands remain strong, our sales model is effective - particularly in challenging operating environments such as the current one - and we believe that our Company is well-positioned to capture renewed growth when economic and market conditions improve. We will continue to operate with caution in the near term—remaining vigilant and agile—while steadfastly advancing toward our long-term goals.

Andrés Campos Chevallier

President and CEO BeFra Group

Q1 2025 Select Consolidated Financial Information

	Q1
Results in ‘000 MXN	2025	2024
Net Revenue	$3,499,151	$3,602,503	-2.9%
Gross Margin	66.2%	69.7%	-353 bps
EBITDA	$535,265	$755,389	-29.1%
EBITDA Margin	15.3%	21.0%	-567 bps
Net Income	$151,394	$295,164	-48.7%
EPS	$4.06	$7.91	-48.7%
Free Cash Flow	$-55,841	$359,655	-115.5%
Net Debt / EBITDA	2.08	1.78
Interest Coverage	3.20	3.12
Associates
Avg. Base	1,138,418	1,215,441	-6.3%
EOP Base	1,122,047	1,205,869	-7.0%
Distributors
Avg. Base	61,856	63,367	-2.4%
EOP Base	62,505	65,317	-4.3%

●	Net revenue decreased 2.9% year over year, primarily driven by a decline in sales from Betterware Mexico and slower-than-expected, yet still positive, growth at Jafra Mexico. Sales for both brands were tempered by weak consumer spending amid widespread macroeconomic uncertainty. A corresponding decrease in sales volume was also due to a reduced Distributors and Associates base at both brands in Mexico during the quarter, a decrease that was a result of the aforementioned macroeconomic environment.

●	Gross margin declined 353 basis points compared to the prior year, mainly due to margin pressure in Betterware Mexico and Jafra Mexico that resulted from higher supply and raw material costs related to the depreciation of the Mexican Peso, which fell an average of 20.3% year over year (YoY) versus the U.S. dollar from $16.98 to $20.42 in the quarter.

●	EBITDA decreased 29.1% YoY, primarily at the Betterware and Jafra Mexico business units, reflecting lower sales and compressed margins. Of the 567 bps EBITDA margin contraction, ~350 bps came from the reduction in gross margin explained above; ~150 bps was due to lower sales; and ~60 bps came from an increase in administrative expenses related to one-time expenses at Betterware and Jafra Mexico. As with revenue, given the ongoing economic uncertainty and persistent weakness in consumption levels, the Company remains cautious about its revenue and EBITDA performance for the remainder of the year.

●	Negative Free Cash Flow (FCF) for the quarter was primarily due to extraordinary cash outflows. Historically, BeFra has converted ~60% of EBITDA to FCF, and ~40% in the first quarter due to seasonality. Based on this trend, the Company would have generated ~$215M of FCF. However, during the quarter there were extraordinary uses of cash, mainly by Jafra Mexico, resulting from increases in working capital. The increase in working capital was primarily driven by higher inventory levels related to product investments of ~$190M under rebranding and innovation strategies, although these levels are expected to decrease during the remainder of the year. FCF was also impacted by a ~$90M tax payment related to the difference between total taxes incurred versus provisional tax payments by Jafra, which did not occur in Q1 2024.

●	Net Income decreased 48.7% in Q1 versus last year’s quarter, reflecting the combined impact of lower sales and the decrease in EBITDA explained above. In addition, financial costs had a positive ~$26M impact on net income, due to a decrease in net interest expenses that resulted from lower interest rates, as well as a positive ~$21M in net currency effects related to the implementation of hedge accounting. Also impacting net income was higher taxes paid, which had a negative effect of ~$33M in the quarter.

For more details, please refer to the results of each business unit.

Financial Strength and Performance

Balance sheet at the end of Q1 2025.

Liquidity ratios

As explained above, BeFra’s cash flow was affected by macroeconomic headwinds and non-recurring events in the quarter. This situation is not expected to continue, with cash generation expected to normalize in the upcoming quarters.

	Q1 2025	Q1 2024	∆
Current Ratio	0.92	1.04	-11.9%
FCF / Adj. EBITDA	-10.4%	47.6%	-5,804 bps
CCC (days)	58	44	+15 days

*	CCC: Cash Conversion Cycle

Asset light business model – Low fixed cost structure

BeFra’s asset-light business model remains a key pillar of resilience during the current challenging market conditions. The decrease in fixed assets was due to the strategic sale of Jafra Mexico’s real estate assets in 2024. The Company remains fully committed to its asset-light strategy going forward.

	Q1 2025	Q1 2024	∆ bps
Fixed Assets / Total Assets	16.6%	26.6%	-1,001
Variable Cost Structure	76.3%	77.0%	-71
Fixed Cost Structure	23.7%	23.0%	+71
SG&A / Net Revenues	48.9%	46.6%	+238

Return on Investment

Over many years, BeFra has consistently delivered solid returns on investment. While return indicators this quarter were temporarily impacted by the decline in net income, management views this as a short-term deviation and is confident in the long-term value-creation capacity of the Company’s business model.

	Q1 2025	Q1 2024	∆
Equity Turnover	13.33	8.89	+49.8%
ROE	54.1%	76.4%	-2,233 bps
ROTA	9.8%	18.0%	-819 bps
Dividend Yield	11.30%	7.83%	+347 bps

Leverage

The current level of debt primarily reflects two key strategic initiatives: the acquisition of Jafra in 2022 and the investment in the new Betterware Campus. Management remains firmly committed to its debt reduction strategy and expects to reduce leverage faster than initially planned. Debt levels are not expected to grow, and deleveraging will continue to be a priority.

	Q1 2025	Q1 2024	∆%
Debt to EBITDA	2.21	1.93	+14.7%
Net Debt to EBITDA	2.08	1.78	+16.8%
Interest Coverage	3.20	3.12	+2.3%

*	Equity Turnover = Net Revenues TTM / Equity
*	ROE = Net income TTM / Stockholders Equity
*	ROTA = Net Income TTM / (Cash + Accounts Receivable + Inventories + Fixed Assets)
*	Calculation of Dividend Yield Using the Closing Price on March 31, 2025, which was $11.37.

Capital Allocation

Strategic Focus on the Balance Sheet: BeFra’s balance sheet remains a priority. As of March 31, 2025, Net Debt-to-EBITDA was 2.08x, an increase from 1.78x at the end of Q1 2024 but within the targeted range of the Company’s deleveraging policy.

Quarterly Dividends and Shareholder Value: Despite BeFra’s results year-to-date, management remains committed to enhancing shareholder value through quarterly dividends. Given the current uncertainty related to economic and consumption levels in both Mexico and the U.S., the Company has a cautious short-term outlook. Accordingly, it is taking a more conservative approach to cash management. As part of management’s strategy to strengthen FCF to help ensure that BeFra remains well-positioned to seize any organic and inorganic growth opportunities that may emerge, the Board of Directors has proposed a Ps. 200M dividend for Q1 2025, pending approval at the Ordinary General Shareholders’ Meeting on April 30, 2025. This dividend is being proposed despite the negative free cash flow in the first quarter, as management and the board believe this situation was temporary and expect free cash flow to normalize in the short term.

2025 Guidance and Long-Term Growth Prospects

Looking ahead, management maintains its 2025 financial guidance and is closely monitoring how economic and market conditions evolve in Mexico and the U.S. in the coming months. Although BeFra remains well-positioned to reach high single-digit growth in net revenue and EBITDA for 2025, the current operating environments introduce a level of uncertainty that could influence management’s outlook as the year progresses. Management continues to carefully assess the situations in BeFra’s markets and intends to provide quarterly updates as market conditions develop and key decisions are made.

	2025	2024	Var %
Net Revenue	$ 14,900 - $ 15,300	$14,101	≈ 6.0% - 9.0%
EBITDA	$ 2,900 - $ 3,000	$2,775	≈ 6.0% - 9.0%

*	Figures in millions Pesos.

Q1 2025 Financial Results by Business

Betterware Mexico

Key Financial and Operating Metrics

	Q1
Results in ‘000 MXN	2025	2024
Net Revenue	$1,403,065	$1,555,027	-9.8%
Gross Margin	55.3%	60.0%	-473 bps
EBITDA	$261,493	$382,107	-31.6%
EBITDA Margin	18.6%	24.6%	-594 bps
Associates
Avg. Base	645,359	716,645	-9.9%
EOP Base	649,076	724,707	-10.4%
Monthly Activity Rate	65.5%	67.7%	-219 bps
Avg. Monthly Order	$2,152	$2,052	+4.9%
Distributors
Avg. Base	41,202	42,886	-3.9%
EOP Base	41,810	44,482	-6.0%
Monthly Activity Rate	97.9%	98.5%	-60 bps
Avg. Monthly Order	$22,534	$23,582	-4.4%

●	Net revenues decreased 9.8% YoY in Q1 2025, mainly as a result of the challenging consumer environment in Mexico, one marked by economic uncertainty as well as softening demand and consumption levels, mainly those related to discretionary purchases and exacerbated by the FX headwinds described above. As explained, the depreciation of the Mexican peso resulted in higher supply costs and necessitated price increases that pressured demand for Betterware’s products. This marked the first YoY decrease in quarterly revenue since Q3 2023.

●	Distributors and Associates bases declined 6.0% and 10.4%, respectively, with activity rates also declining, mainly due to the impact of the price increases, economic uncertainty, and lower consumption in Mexico. Lower-than-expected performance of innovative and promotional products also impacted the bases and activity levels.

●	Gross margin decreased 473 basis points year over year, primarily as a result of the abovementioned upward cost pressures. The cost increases were mainly due to the depreciation of the Mexican peso, with COGS increasing 3.5 percentage points, as a result of the change in Betterware’s standard cost, which increased from $18.0 to $20.0. In addition to the FX impact, gross margin was affected by heavier reliance on promotional flyers to drive sales volume.

●	EBITDA decreased 31.6%, driven by both top-line weakness and lower gross margins. Falling consumer demand and rising operational costs contributed to the decline in profitability. As a result, the EBITDA margin contracted 594 basis points. The decrease in profitability reflects the external macroeconomic environment, FX rate pressure, and consumer uncertainty explained above.

●	Reducing excess inventory remains a key operational focus in the coming quarters. Betterware is targeting a 52% decrease in excess inventory for the year, from $529M to $252M. As of Q1, inventory stood at $483M, but is broadly on track with the year-end goal. Continued improvements in catalog planning are expected to support this effort.

Q2 2025 Priorities

●	Strategic Pricing and Merchandising. Betterware is adjusting prices across all price levels and implementing new merchandising techniques to better balance affordability with margin protection.

●	Promotions. An increase in promotional activity is being implemented to keep the salesforce more engaged and active.

●	Salesforce Engagement. Enhancing salesforce coaching and communication through segmentation and data-driven insights to rebuild sales momentum.

●	Innovation and Cost Optimization. Strengthening innovation pipeline while reviewing product cost structures to improve accessibility.

●	Sourcing Diversification. Monitoring China tensions and advancing alternative sourcing options in Mexico, Southeast Asia, and other geographies.

International Expansion

●	Betterware’s international expansion strategy continues to make steady progress. In Guatemala, there were signs of a sales recovery in Q1 2025, and the launch of operations in Ecuador this May remains on track.

●	Regarding Betterware US, management has decided to place this growth initiative on hold, due to the recently imposed tariffs and weakening consumer sentiment in the U.S.

Jafra Mexico

Key Financial and Operating Metrics

	Q1
Results in ‘000 MXN	2025	2024
Net Revenue	$1,869,818	$1,849,996	+1.1%
Gross Margin	73.5%	77.4%	-398 bps
EBITDA	$286,706	$383,120	-25.2%
EBITDA Margin	15.3%	20.7%	-538 bps
Associates
Avg. Base	468,356	469,290	-0.2%
EOP Base	446,998	451,692	-1.0%
Monthly Activity Rate	50.5%	53.8%	-335 bps
Avg. Monthly Order	$2,419	$2,238	+8.1%
Distributors
Avg. Base	19,150	18,753	+2.1%
EOP Base	19,202	19,161	+0.2%
Monthly Activity Rate	95.1%	96.2%	-106 bps
Avg. Monthly Order	$2,744	$2,396	+14.5%

●	Net revenues rose 1.1% YoY, a positive outcome considering the difficult macroeconomic backdrop and geopolitical tensions affecting consumer confidence in Mexico. To help offset the impact of lower consumption levels in Mexico, Jafra implemented volume and price promotions that caused a shift in the sales mix toward product categories that have lower price points, affecting both sales and margins.

●	Gross margin declined 398 basis points, primarily due to a tough comparison against the unusually high margin in Q1 2024. Despite this YoY decline, the gross margin of 73.5% remained within Jafra Mexico’s historical range, although near the lower end of this range. The margin decrease also reflected a strategic pricing investment of ~120 basis points that was aimed at driving volume growth in the Skin Care and Color categories.

●	EBITDA declined 25.2%, in line with the impact of lower pricing and increased promotion expenditures. The Company planned this trade-off as part of its growth strategy, with a focus on gaining market share amid the abovementioned economic uncertainty in Mexico.

Q2 2025 Priorities

●	Product Mix Optimization. Adjusting product mix and pricing strategies to recover margins while sustaining volume in resilient product categories.

●	Brand Renovation and Innovation. Continuing brand renovations and launching new products to enhance brand relevance and appeal.

●	Ease of Doing Business. Applying Betterware’s playbook to simplify processes and improve the experience of Distributors and Associates, helping attract younger generations while retaining Jafra’s core base.

●	Queretaro Manufacturing Advantage. Leveraging Jafra’s plant to support both the Mexican and U.S. markets efficiently.

Jafra US

Key Financial and Operating Metrics

	Q1
Results in ‘000 MXN	2025	2024
Net Revenue	$226,268	$197,480	+14.6%
Gross Margin	73.9%	74.0%	-18 bps
EBITDA	$-12,934	$-9,838	-31.5%
EBITDA Margin	-5.7%	-5.0%	-73 bps

	Q1
Results in ‘000 USD	2025	2024
Net Revenue	$11,079	$11,620	-4.7%
Gross Margin	73.9%	74.0%	-18 bps
EBITDA	$-633	$-579	-9.3%
EBITDA Margin	-5.7%	-5.0%	-73 bps
Associates
Avg. Base	24,703	29,506	-16.3%
EOP Base	25,973	29,470	-11.9%
Monthly Activity Rate	45.9%	42.4%	+350 bps
Avg. Monthly Order	$243	$223	+8.8%
Distributors
Avg. Base	1,504	1,728	-13.0%
EOP Base	1,493	1,674	-10.8%
Monthly Activity Rate	89.3%	88.3%	+107 bps
Avg. Monthly Order	$228	$217	+5.1%

●	Net revenues decreased 4.7% in USD YoY. Despite early challenges in the quarter, due to political transitions in the U.S. and technical issues with Shopify+ that had disrupted sales operations, the business saw a strong sales rebound in March of 27.0% YoY. It was the largest monthly sales increase since 2023 and was the strongest month for reactivation. The late-quarter surge helped close the performance gap and significantly boosted overall quarterly results. In Mexican pesos, sales increased by 14.6% in the quarter, as a result of the currency’s 20.3% depreciation versus the prior year’s quarter.

●	Gross margin declined slightly by 18 basis points, reflecting increases in some promotional and operational costs. Nevertheless, Jafra US managed to sustain strong product-level margins, even amid disruptions earlier in the quarter. A change in Jafra’s shipping policy helped offset some costs — by charging for shipping, it has been able to recover more through order fees.

●	EBITDA declined 9.3% to a negative $633,000 U.S. dollars. However, Jafra U.S. maintained disciplined expense controls, in addition to benefiting from the strong recovery in sales later in the quarter. It is important to note that EBITDA for the quarter was impacted by extraordinary expenses resulting from legal settlements that totaled $300,000 USD in March. When excluding these one-time costs, EBITDA for the quarter would have been -$333,000 USD, a 42.5% improvement versus last year’s quarter.

●	EBITDA margin decreased by 73 basis points only, reflecting operational resilience and the March recovery in sales.

Q2 2025 Priorities

●	New Compensation Plan. The new plan will be launched in May to strengthen consultant recruitment and retention.

●	Catalogue Redesign. Introducing a refreshed catalogue with improved merchandising, to enhance product visibility and drive sales conversion.

●	Shopify+ Enhancements. Upgrading platform functionality to improve usability and provide better access to performance data.

Appendix

Financial Statements

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Final Position

As of March 31, 2025 and 2024

(In Thousands of Mexican Pesos)

	Mar 2025	Mar 2024
Assets
Cash and cash equivalents	344,073	425,177
Trade accounts receivable, net	1,176,138	1,198,708
Accounts receivable from related parties	18	163
Account receivable “San Angel”	120,158
Inventories	2,529,057	1,871,274
Prepaid expenses	169,064	133,877
Income tax recoverable	309,263	127,101
Value added tax receivable	-	-
Derivative financial instruments	28,667	-
Non-current assets held for sale	40,000	-
Other assets	94,709	164,260
Total current assets	4,811,147	3,920,560
Account receivable “San Angel”	105,458	-
Property, plant and equipment, net	1,766,045	2,889,521
Right of use assets, net	282,858	337,260
Deferred income tax	525,086	441,888
Investment in subsidiaries	-	-
Intangible assets, net	1,549,649	1,628,036
Goodwill	1,599,718	1,599,718
Other assets	14,389	53,388
Total non-current assets	5,843,203	6,949,811
Total assets	10,654,350	10,870,371

Liabilities and Stockholders’ Equity
Short term debt and borrowings	1,818,486	539,195
Accounts payable to suppliers	2,012,268	1,670,630
Accrued expenses	362,857	295,535
Provisions	735,894	763,260
Income tax payable	-	-
Value added tax payable	41,160	133,055
Trade accounts payable to related parties	-	1,152
Statutory employee profit sharing	174,291	163,278
Lease liability	94,806	121,605
Derivative financial instruments	-	72,701
Total current liabilities	5,239,762	3,760,411
Employee benefits	131,852	130,585
Derivative financial instruments	-	-
Deferred income tax	495,118	697,565
Lease liability	214,400	241,976
Long term debt and borrowings	3,522,769	4,539,134
Total non-current liabilities	4,364,139	5,609,260
Total liabilities	9,603,901	9,369,671
Stockholders’ Equity
Capital stock	321,312	321,312
Share premium account	-25,264	-25,264
Retained earnings	794,278	1,224,374
Other comprehensive income	-37,489	-18,148
Non-controlling interest	-2,388	-1,574
Total Stockholders’ Equity	1,050,449	1,500,700
Total Liabilities and Stockholders’ Equity	10,654,350	10,870,371

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended March 31, 2025 and 2024

(In Thousands of Mexican Pesos)

	Q1 2025	Q1 2024	∆%
Net revenue	3,499,151	3,602,503	-2.9%
Cost of sales	1,183,324	1,090,994	8.5%
Gross profit	2,315,827	2,511,509	-7.8%

Administrative expenses	691,825	648,921	6.6%
Selling expenses	1,020,998	1,028,574	-0.7%
Distribution expenses	169,099	173,282	-2.4%
Total expenses	1,883,525	1,850,777	1.8%
Share of results of subsidiaries	-
Other expenses - Sale of fixed assets	-	-	0.0%

Operating income	433,905	660,732	-34.3%

Interest expense	-146,036	-163,670	-10.8%
Interest income	16,071	6,669	141.0%
Unrealized loss in valuation of financial derivative instruments	-66,410	-24,782	168.0%
Foreign exchange loss, net	42,181	-21,041	-300.5%
Financing cost, net	-154,194	-202,824	-24.0%

Income before income taxes	279,711	457,908	-38.9%

Income taxes	128,983	162,645	-20.7%

Net income including minority interest	150,728	295,263	-49.0%
Non-controlling interest loss	666	-99	-772.7%
Net income	151,394	295,164	-48.7%

Concept	Q1 2025	Q1 2024	∆%
Net income	150,728	295,263	-49.0%
(+) Income taxes	128,983	162,645	-20.7%
(+) Financing cost, net	154,194	202,824	-24.0%
(+) Depreciation and amortization	101,360	94,658	7.1%
EBITDA	535,265	755,390	-29.1%
EBITDA margin	15.3%	21.0%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the three-months ended March 31, 2025 and 2024

(In Thousands of Mexican Pesos)

	Q1 2025	Q1 2024
Cash flows from operating activities:
Profit for the period	150,728	295,263

Adjustments for:
Income tax expense recognized in profit of the year	128,983	162,645
Depreciation and amortization of non-current assets	101,360	94,658
Impairment of fix assets	-
Interest income recognized in profit or loss	-16,071	-6,669
Interest expense recognized in profit or loss	144,433	163,670
Unrealized loss in valuation of financial derivative instruments	66,410	24,782
Share-based payment expense	-	-8,894
Loss (gain) on disposal of equipment	-1,663	-1,614
Currency effect	357	-9
Movements in not- controlling interest	-	-42
Other gains and losses	-	-
Movements in working capital:
Trade accounts receivable	-43,045	-126,253
Trade accounts receivable from related parties	232	-59
Trade account receivable “San Angel”	-13,994	-
Inventory, net	-23,964	162,860
Prepaid expenses and other assets	-26,358	14,418
Non-current assets held for sale	-
Accounts payable to suppliers and accrued expenses	-170,591	-141,058
Provisions	-13,024	-41,488
Value added tax payable	-30,032	14,694
Statutory employee profit sharing	35,036	30,423
Trade accounts payable to related parties	-1,237	1,152
Income taxes paid	-333,998	-257,691
Employee benefits	3,540	3,435
Net cash (used in) generated by operating activities	-42,898	384,223

Cash flows from investing activities:
Investment in subsidiaries	-
Payments for property, plant and equipment, net	-13,574	-27,380
Proceeds from disposal of property, plant and equipment, net	631	2,812
Interest received	16,071	6,669
Net cash generated (used) in investing activities	3,128	-17,899

Cash flows from financing activities:
Repayment of borrowings	-1,000,800	-500,000
Proceeds from borrowings	1,546,800	480,000
Interest paid	-165,627	-183,295
Bond issuance costs	-	-
Lease payment	-43,574	-38,069
Share repurchases	-	-
Dividends paid	-249,514	-249,513
Net cash used in financing activities	87,285	-490,877
Net decrease in cash and cash equivalents	47,515	-124,553
Cash and cash equivalents at the beginning of the period	296,558	549,730
Cash and cash equivalents at the end of the period	344,073	425,177

Key Operating Metrics

Betterware Mexico

	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Associates
Avg. Base	756,250	716,645	713,144	694,277	693,666	645,359
EOP Base	741,170	724,707	699,033	700,893	674,654	649,076
Monthly Activity Rate	66.0%	67.7%	66.4%	66.3%	64.8%	65.5%
Avg. Monthly Order	$1,959	$2,052	$2,027	$2,034	$2,158	$2,152
Monthly Growth Rate	14.9%	15.1%	13.8%	15.7%	14.3%	18.7%
Monthly Churn Rate	15.7%	15.8%	15.0%	15.6%	15.6%	19.5%
Distributors
Avg. Base	42,369	42,886	44,953	44,639	43,585	41,202
EOP Base	41,825	44,482	45,009	43,939	42,608	41,810
Monthly Activity Rate	98.1%	98.5%	98.0%	98.0%	96.7%	97.9%
Avg. Monthly Order	$23,518	$23,582	$21,669	$21,531	$22,945	$22,534
Monthly Growth Rate	9.9%	11.8%	11.4%	10.4%	8.7%	9.8%
Monthly Churn Rate	10.0%	9.7%	11.0%	11.2%	10.3%	11.2%

Jafra Mexico

	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Associates
Avg. Base	461,712	469,290	432,450	403,340	476,211	468,356
EOP Base	467,736	451,692	419,931	421,073	480,532	446,998
Monthly Activity Rate	52.9%	53.7%	50.50%	51.6%	49.9%	50.5%
Avg. Monthly Order	$2,181	$2,238	$2,284	$2,347	$2,439	$2,419
Monthly Growth Rate	11.5%	9.5%	8.4%	12.0%	13.2%	10.1%
Monthly Churn Rate	8.3%	10.6%	10.8%	11.9%	8.6%	12.5%
Distributors
Avg. Base	18,576	18,927	19,073	18,823	18,889	19,150
EOP Base	18,719	19,159	19,035	18,722	19,093	19,202
Monthly Activity Rate	95.3%	96.0%	93.10%	93.2%	94.6%	95.1%
Avg. Monthly Order	$2,624	$2,396	$2,693	$2,694	$2,758	$2,744
Monthly Growth Rate	1.4%	1.6%	0.7%	0.9%	1.8%	1.2%
Monthly Churn Rate	1.1%	0.8%	0.8%	1.5%	1.1%	1.0%

Jafra US

	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Associates
Avg. Base	31,268	29,506	30,864	30,150	26,540	24,703
EOP Base	31,117	29,470	31,026	29,103	25,272	25,973
Monthly Activity Rate	43.8%	42.4%	46.7%	41.6%	44.5%	45.9%
Avg. Monthly Order (USD)	$231	$223	$232	$233	$248	$243
Monthly Growth Rate	12.5%	11.3%	14.4%	11.2%	10.0%	12.8%
Monthly Churn Rate	11.5%	13.1%	12.5%	13.7%	14.7%	11.8%
Distributors
Avg. Base	1,782	1,728	1,726	1,774	1,786	1,504
EOP Base	1,793	1,674	1,766	1,772	1,638	1,493
Monthly Activity Rate	90.2%	88.3%	90.7%	87.5%	85.5%	89.3%
Avg. Monthly Order (USD)	$215	$217	$229	$233	$219	$228
Monthly Growth Rate	7.9%	4.6%	8.5%	5.8%	2.7%	4.0%
Monthly Churn Rate	5.0%	6.9%	6.7%	5.7%	5.0%	6.9%

Key Financial Metrics

Consolidated

	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Net Revenue	$3,401,692	$3,602,503	$3,389,393	$3,330,394	$3,778,468	$3,499,151
Gross Margin	66.2%	69.7%	67.8%	66.9%	67.3%	66.2%
EBITDA	$819,484	$755,390	$656,136	$591,575	$771,596	$535,265
EBITDA Margin	24.1%	21.0%	19.4%	17.8%	20.4%	15.3%
Net Income	$395,498	$295,263	$303,745	$183,608	$270,083	$150,728
Free Cash Flow	$2,256,395	$359,655	$818,092	$1,235,471	$1,769,026	$-55,841

Betterware Mexico

	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Net Revenue	$1,472,480	$1,555,027	$1,476,375	$1,465,577	$1,494,855	$1,403,065
Gross Margin	50.4%	60.0%	56.4%	54.8%	57.2%	55.3%
EBITDA	$250,342	$382,107	$304,467	$279,889	$330,075	$261,493
EBITDA Margin	17.0%	24.6%	20.6%	19.1%	22.1%	18.6%

Jafra Mexico

	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Net Revenue	$1,668,956	$1,849,996	$1,671,137	$1,623,697	$2,038,993	$1,869,818
Gross Margin	78.8%	77.4%	77.0%	76.8%	74.1%	73.5%
EBITDA	$532,780	$383,120	$344,478	$318,146	$440,630	$286,706
EBITDA Margin	31.9%	20.7%	20.6%	19.6%	21.6%	15.3%

Jafra US

	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Net Revenue	$260,256	$197,480	$241,881	$241,120	$244,620	$226,268
Gross Margin	74.4%	74.0%	73.6%	73.3%	73.1%	73.9%
EBITDA	$36,361	$-9,838	$7,192	$-6,463	$891	$-12,934
EBITDA Margin	14.0%	-5.0%	3.0%	-2.7%	0.4%	-5.7%

Use of Non-IFRS Financial Measures

This announcement includes certain references to EBITDA, EBITDA Margin, Net Debt:

EBITDA: defined as profit for the year adding back the depreciation of property, plant, and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes.

EBITDA Margin: is calculated by dividing EBITDA by net revenue.

EBITDA and EBITDA Margin are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies.

BeFra believes that these non-IFRS financial measures are useful to investors because (i) BeFra uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate BeFra’s EBITDA and provide more tools for their analysis as it makes BeFra’s results comparable to industry peers that also prepare these measures.

Definitions: Operating Metrics

Starting Q2 2024, the Company will report salesforce under the same name for all business units, Distributors (previously stated as Leaders in Jafra) and Associates (previously stated as Consultants for Jafra). It is important to note that the metrics are calculated with the same method as previous quarters and the reference name change has no adverse effect on the results of the operating metrics reported by the Company.

Betterware (Associates and Distributors)

Avg. Base: Weekly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Weekly Churn Rate: Average weekly data. Total Associates/Distributors lost during the period divided by the beginning of the period Associate/Distributor base.

Weekly Activity Rate: Average weekly data. Active Associates/Distributors divided by ending Associate/Distributor base.

Avg. Weekly Order: Average weekly data. Total Revenue divided by number of active Associates/Distributors

Jafra (Associates and Distributors)

Avg. Base: Monthly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Monthly Churn Rate (Associates): Average monthly data. Total Associates lost during the period divided by the number of active Associates 4 months prior. An Associate is terminated only after 4 months of inactivity.

Monthly Churn Rate (Distributors): Average monthly data. Total Distributors lost during the period divided by end of period Distributors’ base.

Monthly Activity Rate: Average monthly data. Active Associate/Distributor divided by the end of period Associate/Distributor base.

Avg. Monthly Order (Associates): Average monthly data. Total Catalog Revenue divided by number of Associates orders.

Avg. Monthly Order (Distributors): Average monthly data. Total Distributors Revenue divided by number of Distributors orders.

About Betterware de México, S.A.P.I. de C.V.

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on offering innovative products that solve specific needs related to household organization, practicality, space-saving, and hygiene. Through the acquisition of JAFRA on April 7, 2022, the Company now offers a leading brand of direct-to-consumer in the Beauty market in Mexico and the United States where it offers Fragrances, Color & Cosmetics, Skin Care, and Toiletries. The combined company possesses an asset-light business model with low capital expenditure requirements and a track record of strong profitability, double digit rates of revenue growth and free cash flow generation. Today, the Company distributes its products in Mexico and in the United States of America.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document and that many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward looking statements. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections and encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2020 and any of the Company’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences

The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Further information on risks and uncertainties that may affect the Company’s operations and financial performance, and the forward statements contained herein, is available in the Company’s filings with the SEC. All forward-looking statements are qualified in their entirety by this cautionary statement.

Q1 2025 Conference Call

Management will hold a conference call with investors on April 24th, 2025, at 3:30 pm Mexico City Time / 5:30 pm Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13753063

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13753063

Contacts.

Company:

BeFra IR

ir@better.com.mx

+52 (33) 3836 0500 Ext. 2011

InspIR:

Investor Relations

Ivan Peill

ivan@inspirgroup.com